January 31, 2020

Brian Satenstein
Corporate Controller
Tapestry, Inc.
10 Hudson Yards
New York, NY 10001

       Re: Tapestry, Inc.
           Form 10-K for the Fiscal Year Ended June 29, 2019
           Filed August 15, 2019
           File No. 001-16153

Dear Mr. Satenstein:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29

1. Your narrative of the year-to-year fluctuations, in the summary and segment performance sections, consistently use the phrase "excluding non-GAAP charges" to refer to the expenses incurred for ERP implementation, integration and acquisition, and the impact of the tax legislation that you excluded as adjustments in your GAAP to Non-GAAP reconciliation. It appears to us that your use of this phrase may be confusing to an investor since the items you are excluding are not non-GAAP charges, but rather certain significant items affecting the comparability of your results of operations. Please revise future filings to eliminate the use of the term "non-GAAP charges" where you discuss the results of operations between periods, and characterize the nature of such charges differently.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian Satenstein
Tapestry, Inc.
January 31, 2020
Page 2

       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 with any questions.



FirstName LastNameBrian Satenstein                    Sincerely,
Comapany NameTapestry, Inc.
                                                      Division of Corporation
Finance
January 31, 2020 Page 2                               Office of Manufacturing
FirstName LastName